Exhibit 21.1

List of subsidiaries of Qualys, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Qualys International, Inc.	United States
Blue Jay Acquisition Sub, Inc.	United States
Qualys Brazil Desenvolvimento de Produtos e Consultoria de Tecnologias de Seguranca LTDA.	Brazil
Qualys Canada, Ltd.	Canada
Qualys Technologies, S.A.	France
Qualys GmbH	Germany
Qualys Hong Kong Limited	Hong Kong
Qualys Security TechServices Private Ltd.	India
Qualys Japan K.K.	Japan
Qualys Singapore Pte. Ltd.	Singapore
Qualys Middle East FZE	United Arab Emirates
Qualys Ltd.	United Kingdom
Qualys Australia Pty Ltd.	Australia
Qualys Switzerland Sarl	Switzerland
Qualys Colombia S.A.S.	Colombia
Qualys South Africa Proprietary Limited	South Africa
Qualys Netherlands B.V.	The Netherlands